MDS Inc. Appoints David Poirier as President, Enterprise Services

TORONTO, Jan. 7 2004: John A. Rogers, President and Chief Executive Officer of MDS Inc. (TSX:MDS, NYSE: MDZ) is pleased to announce that David Poirier has joined MDS as President of Enterprise Services and Chief Information Officer.

Mr. Poirier will lead the newly created Enterprise Services area at MDS that will include the company-wide, internal shared functions of finance, human resources, information technology, supply chain management and facility services.

"Enterprise services improves operating effectiveness and is a key component of our continued growth," said John Rogers. "David brings a tremendous wealth of relevant experience to this important initiative."

David Poirier joins MDS from the Hudson's Bay Company where he was Executive Vice President and Chief Information Officer. Prior to HBC, he was Senior Vice President, Logistics, Planning and Systems at Loblaw Companies Ltd. Mr. Poirier has a Bachelor of Applied Science in Industrial Engineering from the University of Toronto and holds Professional Engineer and Professional Logistician designations.

At MDS Inc., our 10,000 highly skilled people provide services, products and instruments enabling health sciences organizations to enhance the well being of people around the world. We focus on helping discover and test new drugs, assisting doctors to diagnose and treat patients and preventing the spread of disease. Find out more about MDS Inc. (TSX: MDS; NYSE: MDZ), at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

Media Contact:
Mike Nethercott
Vice-President, Corporate Marketing and Communications
416-675-6777 ext. 4656
mnethercott@mdsintl.com